

April 30, 2015

Via E-Mail
Daniel H. Schneiderman,
Vice President of Finance and Secretary
MetaStat, Inc.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

> **Re:** **MetaStat, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2015**
> **File No. 333-203361**

Dear Mr. Schneiderman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1. Please clearly provide all disclosure required by Regulation S-K Item 404, using the transaction threshold dollar amount described in Item 404(d)(1) and addressing all periods mentioned in Instruction 2 to Item 404(d). We note for example the information on page 57 of your latest Form 10-K.

Selling Stockholders, page 86

2. We note your reference in the penultimate paragraph on page 86 to selling stockholders who are broker-dealers and affiliates of broker-dealers. If the selling stockholders who are broker-dealers received the offered securities as compensation for underwriting activities, please say so clearly and describe the underwriting activities. Otherwise, please identify those broker-dealers as underwriters. For each selling stockholder that is

an affiliate of a broker-dealer, please (1) disclose, if true, that the selling stockholder purchased the offered securities in the ordinary course of business, and at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities, or (2) identify such selling stockholder as an underwriter.

Exhibit 5.1

3.   Please file the opinion required by Regulation S-K Item 601(b)(5).

Signatures

4.   Please include below the second paragraph of text required on the Signatures page the signature of your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David J. Levine, Esq.